UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Markforged Holding Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

57064N102

(CUSIP Number)

July 14, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57064N102	13G

1.	NAMES OF REPORTING PERSONS Matrix Partners IX, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 28,495,912 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 28,495,912 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,495,912 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.4% (3)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	All such securities are held of record by Matrix IX (as defined in Item 2(a) below). Matrix IX Management (as defined in Item 2(a) below) is the general partner of Matrix IX. Mr. Rodriguez (as defined in Item 2(a) below), a member of the Issuer’s board of directors, is a managing member of Matrix IX Management and has sole voting, investment and dispositive power with respect to these securities.
(2)	Excludes 2,576,215 Earnout Shares that will be released from escrow upon certain conditions set forth in the Agreement and Plan of Merger by and among one, Caspian Merger Sub Inc., and Markforged, dated as of February 23, 2021 and attached as Annex A attached to the Prospectus for the Issuer’s predecessor in interest and previously known as one filed with the Securities and Exchange Commission on June 24, 2021 (the “Merger Agreement”). Any shares not eligible to be released within five years of the closing date, July 14, 2021, will be forfeited and cancelled.
(3)	Based on 185,251,837 shares of Common Stock outstanding as of August 9, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2021 (the “Form 10-Q”).

CUSIP No. 57064N102	13G

1.	NAMES OF REPORTING PERSONS Matrix IX Management Co., L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 28,495,912 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 28,495,912 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,495,912 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.4% (3)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	All such securities are held of record by Matrix IX. Matrix IX Management is the general partner of Matrix IX. Mr. Rodriguez, a member of the Issuer’s board of directors, is a managing member of Matrix IX Management and has sole voting, investment and dispositive power with respect to these securities. Any shares not eligible to be released within five years of the closing date, July 14, 2021, will be forfeited and cancelled.
(2)	Excludes 2,576,215 Earnout Shares that will be released from escrow upon certain conditions set forth in the Merger Agreement.
(3)	Based on 185,251,837 shares of Common Stock outstanding as of August 9, 2021, as reported by the Issuer in the Form 10-Q.

CUSIP No. 57064N102	13G

1.	NAMES OF REPORTING PERSONS Antonio Rodriguez
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 29,920,109 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 29,920,109 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,920,109 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.2% (3)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Consists of (i) 28,495,912 securities held of record by Matrix IX and (ii) 1,424,197 securities held directly by Weston & Co. IX LLC. Matrix IX Management is the general partner of Matrix IX. Mr. Rodriguez, a member of the Issuer’s board of directors, is a managing member of Matrix IX Management and has sole voting, investment and dispositive power with respect to the securities held by Matrix IX. By virtue of Mr. Rodriguez’s relationship with Matrix IX Management, he also has sole voting, investment and dispositive power with respect to the securities held by Weston & Co. IX LLC.
(2)	Excludes (i) 2,576,215 Earnout Shares held of record by Matrix IX and (ii) 128,755 Earnout Shares held of record by Weston & Co. IX LLC that will be release from escrow upon certain conditions set forth in the Merger Agreement. Any shares not eligible to be released within five years of the closing date, July 14, 2021, will be forfeited and cancelled.
(3)	Based on 185,251,837 shares of Common Stock outstanding as of August 9, 2021, as reported by the Issuer in the Form 10-Q.

CUSIP No. 57064N102	13G

Item 1(a).	Name of Issuer:

Markforged Holding Corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

480 Pleasant Street

Watertown, MA 02471

Item 2(a).	Name of Person Filing:

This joint statement on Schedule 13G is being filed by Matrix Partners IX, L.P. (“Matrix IX”), Matrix IX Management Co., L.L.C. (“Matrix IX Management” and together with Matrix IX, the “Reporting Entities”) and Antonio L. Rodriguez (“Mr. Rodriguez”), a member of the Issuer’s board of directors and a managing member of Matrix IX Management. The Reporting Entities and Mr. Rodriguez are collectively referred to as the “Reporting Persons”.

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Person is 101 Main Street, 17th Floor, Cambridge, MA 02142.

Item 2(c).	Citizenship:

Matrix IX Management is a limited liability company organized under the laws of the State of Delaware. Matrix IX is a limited partnership organized under the laws of the State of Delaware. Mr. Rodriguez is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number:

57064N102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person. Matrix IX is the record owner of the 28,495,912 shares of Common Stock (the “Matrix IX Shares”). As the general partner of Matrix IX, Matrix IX Management may be deemed to beneficially own the Matrix IX Shares. As a managing member of Matrix IX Management, Mr. Rodriguez may also be deemed to beneficially own the Matrix IX Shares. Excludes 2,576,215 Earnout Shares that will be release from escrow upon certain conditions set forth in the Merger Agreement.

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii)	Sole power to dispose or to direct the disposition of

CUSIP No. 57064N102	13G

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of his or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreement of Matrix IX and the limited liability company agreement of Matrix IX Management, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

Not Applicable

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

CUSIP No. 57064N102	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2021

MATRIX PARTNERS IX, L.P.

By:	Matrix IX Management Co., L.L.C.
Its:	General Partner

By:	/s/ Antonio L. Rodriguez
Antonio L. Rodriguez
Managing Member

MATRIX IX MANAGEMENT CO., L.L.C.

By:	/s/ Antonio L. Rodriguez
Antonio L. Rodriguez
Managing Member

/s/ Antonio L. Rodriguez
Antonio L. Rodriguez